UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |X| FORM 10-KSB  |_| FORM 10-QSB  |_| FORM 11-K  |_| FORM N-SAR

      For Period Ended: March 31, 2006

      |_|   Transition Report on Form 10-K and Form KSB
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q and Form 10-QSB
      |_|   Transition Report on Form N-SAR
      For the transition period ended _______________________________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 500 West Cypress Creek Road, Suite 100

City, State and Zip Code: Ft. Lauderdale, Florida 33309

PART II- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Company could not complete the Form 10-KSB within the prescribed time because of additional time required by the Company's management to provide certain information to be included in the report.

PART IV- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         Gerard Herlihy                         (954) 556-4020
         --------------                         --------------
             (Name)                      (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's net losses for the year ended March 31, 2006 ("fiscal 2006") were $2,263,329 compared to a loss of $3,296,189 for the year ended March 31, 2005 ("fiscal 2005"). The Company's total expenses for fiscal 2006 included operating expenses of $2,138,323 and interest expense of $126,977. The Company's total expenses for fiscal 2005 included operating expenses of $2,770,859 and non-operating expenses of $512,321 related to the merger of the Company with a subsidiary of Ener1, Inc., an affiliate of the Company. Operations for the year ended March 31, 2005 were primarily related to the development and commercial release of software products. Operations for the year ended March 31, 2006 reflect the termination of a substantial part of our executive staff and software development team and reduced administrative overhead costs and marketing expenditures due to limited funds available for operations.

                            Splinex Technology Inc,.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: June 29, 2006                      BY: /s/ Gerard Herlihy
                                              ------------------
                                          Gerard Herlihy, President and
                                          Chief Financial Officer